Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                                     :

As you know, on February 7, 2005 (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Protego Networks, Inc. (“Protego”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Arizona Acquisition Corp. and Protego dated December 17, 2004 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Protego common stock granted to you under the Protego Networks, Inc. 2002 Stock Option Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date Cisco assumed all obligations of Protego under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Protego common stock granted to you under the Plan (the “Protego Option”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Protego (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Protego Option(s) that are required by the Acquisition.

The table below summarizes your Protego Option(s) immediately before and after the Acquisition:

PROTEGO OPTION	ASSUMED PROTEGO OPTION

Grant Date	Option Plan- Type	Protego Shares	Exercise Price per Share	No. of Shares of Cisco Stock	Exercise Price per Share
<<GrantDate>>	<<OptionType>>	<<ProtegoShares>>	$<<ProtegoPrice>>	<<CiscoShares>>	$<<CiscoPrice>>

The post-Acquisition adjustments are based on the Option Exchange Ratio of .2451417168 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Protego Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition and (iii) to the extent applicable and allowable by law, to retain incentive stock option (“ISO”) status under federal tax laws. The number of shares of Cisco common stock subject to your assumed Protego Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Protego Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Protego Option(s) was determined by dividing the exercise price per share of your Protego Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development

Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Protego will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Protego Option(s) remain the same as set forth in the Option Agreement(s), but the number of shares subject to each vesting installment and the exercise price per share have been adjusted to reflect the effect of the Acquisition. Vesting of your assumed Protego Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies, and the only permissible methods to exercise your assumed Protego Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Protego Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) (except as expressly modified by this Agreement and the Acquisition) will govern and control your rights under this Agreement to purchase shares of Cisco common stock. Upon termination of your employment with Cisco you will have the limited post-termination exercise period specified in your Option Agreement(s) for your assumed Protego Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Protego Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Protego Option(s), you must utilize one of Cisco’s designated brokers. Please refer to Cisco’s option exercise policies and procedures detailed on Cisco’s Stock Administration website (https://wwwin-tools.cisco.com/FinAdm/STOCK/servlet/stockweb) or call the Human Resources Connection at (408) 526-5999 for further information.

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and Cisco’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Protego Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and, by [date] 2005, return it to Cisco at the following address:

Cisco Systems, Inc. 170 West Tasman Dr. MS-11-1 San Jose, CA 95134 Attn: Jean Wong, Stock Administration

[SIGNATURE PAGE FOLLOWS]

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department your Cisco account will not be activated. If you have any questions regarding this Agreement or your assumed Protego Option(s), please contact Jean Wong at (408) 853-8828.

CISCO SYSTEMS, INC.

By:
Mark Chandler
Corporate Secretary

[ACKNOWLEDGMENT PAGE FOLLOWS]

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Protego Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Protego Option(s), the Plan and this Stock Option Assumption Agreement and agree to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2005	___________________________________________
- OPTIONEE
Address:
____________________________________________
Taxpayer ID No.:

ATTACHMENTS

Exhibit A – Form S-8 Prospectus

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